March 26, 2025

Manish Jhunjhunwala
Chief Executive Officer
WinVest (BVI) Ltd.
125 Cambridgepark Drive, Suite 301
Cambridge, MA 02140

Enrico Dal Monte
Chief Executive Officer
Xtribe (BVI) Ltd.
37-38 Long Acre
London X0 WC2E 9JT

       Re: WinVest (BVI) Ltd.
           Xtribe (BVI) Ltd.
           WinVest Acquisition Corp.
           Registration Statement on Form F-4
           Filed March 11, 2025
           File No. 333-285721
Dear Manish Jhunjhunwala and Enrico Dal Monte:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.
 March 26, 2025
Page 2

Registration Statement on Form F-4 filed March 11, 2025
Questions and Answers about the Proposals
Q: What equity stake will current equityholders of WinVest and Xtribe hold in New WINV after the Closing?, page 14

1. Please revise the Total-Fully Diluted Shares table so that it foots. Also, include the
       2,250,000 shares issued upon Conversion of Advisor Note in your Total-Fully Diluted
       Shares.
Summary of the Proxy Statement/Prospectus
Dilution, page 37

2. Please tell us why the $4.025 million conversion of the underwriting fee liability into equity decreases, rather than increases, WinVest's net tangible book value, as adjusted.
Company Valuation at each Redemption Level, page 37

3. We reviewed the changes you made in response to prior comment 5. Please include the 2,875,000 Initial Stockholders shares in the total shares for each redemption scenario.
Proposal 2 - The Business Combination Proposal
Anticipated Liquidity Position of New WINV, page 121

4. Please revise your filing, as necessary, so that the amounts presented here agree with the cash and cash equivalents amounts presented on your pro forma balance sheet for each redemption scenario.
Unaudited Pro Forma Condensed Combined Financial Information, page 179

5. Please disclose here and elsewhere throughout the filing whether you will be in default under the terms of the Extension Notes and Promissory Notes if they are not fully repaid in conjunction with the Business Combination (e.g., in the 50%, 75% and maximum redemption scenarios). If so, also disclose in detail how you will be impacted by a default.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 182

6. Please revise adjustment C to the pro forma balance sheet, so that it is self-balancing.
       Similarly revise adjustment Q. Also, include a footnote describing adjustment Q.
 March 26, 2025
Page 3

        Please contact Ta Tanisha Meadows at 202-551-3322 or Rufus Decker at 202-551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Matthew L. Fry
      Giovanni Caruso